March 4, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of your letter dated February 21, 2011, and appreciate your input with respect to our compliance with the applicable disclosure requirements.  We have restated your review comments below and our responses thereto follow:

SEC COMMENT

Form 10-Q for the Period Ended June 30, 2010

Notes to the Consolidated Financial Statements

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page 5

1.	Your discussion appears to indicate that you do not believe Macoven was a variable interest entity under paragraph 5 of FIN 46R. Please address the following in that regard:

•
You state that you considered Macoven’s total equity investment at risk at that time and deemed it to be sufficient to permit the entity to finance its own activities without additional subordinated financial support by any parties, including the members of Macoven.  Please illustrate how you derived this conclusion at the deconsolidation date and each subsequent reporting date.  Please refer to paragraph 5a of FIN 46R.

•
Please explain to us why you believe that the members of Macoven do not lack direct or indirect ability to make decisions regarding the entity’s activities through voting or similar rights.  Please refer to paragraph 5b of FIN 46R.  It appears that the agreement with Pernix, as amended, gives Pernix the right to make certain decisions relating to its products that could have a significant effect on the success of Macoven.  For example, the agreement in the 8-K filed on June 28, 2010 clarifies that there is no limit to the sales revenue that Pernix would receive.  The agreement also states that Pernix retains complete control over the commercialization and promotion of any and all Pernix products and generic products and that Pernix could change, at any time, the Pernix products being sold by Macoven.

•
Please tell us why you believe the voting rights of Macoven’s members at the time of deconsolidation were proportional to their rights to receive the expected residual returns of Macoven.  Refer to paragraph 5c of FIN46R.  The agreement filed in the 8-K on June 28, 2010 states that Pernix would get 100% of the sales from its products.  We note, however, that Pernix did not own any voting rights in Macoven at the time of deconsolidation.

If you determine based on that above that Macoven was a variable interest entity at the time of deconsolidation, please address the following:

•
Your response appears to assert that Pernix is not the primary beneficiary in this arrangement, but it is not clear how you derived this conclusion.  You stated that the Macoven members were obligated “to fund any losses of Macoven or obtain financing if necessary” and that the members of Macoven  did not lack any characteristics of a controlling financial interest.  It appears that the officer who owned 40% of Macoven and the Pernix shareholders who owned 60% of Macoven are related parties and/or de facto agents.  Paragraphs 16 and 17 of FIN 46R states that in order to determine whether an entity is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in the same entity held by its related parties as its own interests.  If two or more related parties hold variable interests in the same variable interest entity, the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary.  Please provide further support for your conclusion that Pernix is not the primary beneficiary.  Address each criterion in paragraph 17 separately.

•	With respect to the second bullet, please:
o	Clarify whether there were any revenues earned from the Pernix agreement between June 30, 2009 and July 13, 2009, the date of the deconsolidation.
o
Provide a break-out of the non-Pernix revenue by party from the date of  deconsolidation through December 31, 2009.  Although you assert that the Pernix agreement was not significant to Macoven’s revenues, it is unclear whether any or agreement was individually more significant than the Pernix agreement.

PERNIX RESPONSE

As discussed in our previous correspondence and to further clarify, in January 2009, when Macoven was a wholly-owned subsidiary of Pernix, Pernix transferred a 40% interest in Macoven to Michael Venters, an officer of Pernix.  Prior to the deconsolidation of Macoven  on July 13, 2009, Mr. Venters transferred 20% of his ownership interest to John McMahon, who, at the time had no relation or affiliation with Pernix whatsoever.  At the time of the transfer of this ownership interest to Mr. McMahon, Mr. McMahon became responsible for the entity’s sales and product development efforts.   Mr. McMahon brought considerable experience in the trade services area (customer contracting and relations) in the pharmaceutical industry to Macoven.   The activities of Macoven were directed by the members of Macoven, not Pernix.  The entity was designed to benefit the members of Macoven, not Pernix.  We recognize the presence of related parties but do not believe that the related parties in this fact situation constitute a variable interest entity.

With respect to our conclusion under FIN 46R for each subsequent reporting date, we do not believe a reconsideration event occurred subsequent to the deconsolidation date and under FIN 46R reconsideration is not required unless a specific reconsideration event occurs.

Further, we believe that even if you disagree with our conclusion regarding Macoven’s VIE status and it is your position that Macoven was a VIE that required consolidation it would not have resulted in a material impact on our results of operations and financial condition, as the increase in our net sales and net income resulting from the consolidation of Macoven at December 31, 2010 is only 2.8% and 1.5%, respectively.  There would be no impact on earnings per share as the 1.5% in net income would have been reclassed to non-controlling interest. Since the reacquisition of Macoven on September 8, 2010, Pernix has consolidated Macoven in its financial statements.  At September 8, 2010, a bargain purchase gain was recorded of approximately $882,000 related to the reacquisition of Macoven; however, in the fourth quarter of 2010 amortization expense of approximately $600,000 was recorded against the intangibles that were recorded at the time Macoven was reacquired as a business combination.  As a result, the impact of a reversal of this treatment at December 31, 2010 would be approximately $282,000 which we do not believe is material.

In response to your specific inquires above, please find our responses below:

Response to bullet one inquiry above:

Paragraph 5 of FIN 46R states, an entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

a.
The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

1.	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights;

As discussed in our previous correspondence, the members of Macoven have voting rights and rights to receive profits and obligations to absorb losses proportionate to their “at risk” equity interests. There have been no changes in the rights and obligations during any of the reporting periods.  There was no agreement between Pernix and Macoven at the time of the deconsolidation.  The development agreement between the parties was executed on July 29, 2009.  While we acknowledge that the terms of the agreement were not defined in a manner to provide detailed clarity to the business application of the agreement, both of the entities were small privately held companies at the time.  The payments made pursuant to the agreement represent the net proceeds after incremental costs including COGS and allowances for returns, discounts, rebates, chargebacks and shipping costs.  It was the intention of the parties to the contract not to create any incremental costs to the members of Macoven from the sale of  Pernix authorized generics. This agreement would benefit both parties in that it would provide a revenue stream to Pernix for authorized generics and offer Macoven an opportunity to offer more products and establish themselves as a generic competitor in the marketplace. We do not believe that this agreement should be considered a variable interest as Macoven had three other contracts at the time of the deconsolidation, two of which generated revenue in 2010, pursuant to which they received approximately $732,000 in payments for services performed under these agreements for the year ended December 31, 2010.   The total gross revenue realized by Macoven for the Pernix related products that were sold pursuant to the development agreement was approximately $192,847 for the year ended December 31, 2010.

2.	Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities;

This section is not applicable as there has never been any debt, subordinated debt or any other form of financing with or without participation rights for any of the reporting periods.

3.
Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

From inception until July 13, 2009,  Macoven was a consolidated subsidiary of Pernix.  As discussed in our previous correspondence, prior to entering into the reverse merger agreement with Golf Trust of America, Inc. (“GTA”) in October 2009, Pernix deconsolidated its 60% interest in Macoven to a holding entity owned by the then-current shareholders of Pernix  after Pernix and GTA were unable to agree on an appropriate value for Macoven for purposes of the merger.  GTA, on the one hand, was unwilling to offer additional consideration for the interest in Macoven, particularly given the fact that Macoven did not have any significant operations or revenue at that time.  Pernix, on the other hand, placed a value on the growth potential of Macoven, and was unwilling to include the interest in the merger without additional consideration.

While the start-up capital of Macoven was funded by its parent, Pernix, when it was a subsidiary, we believe the entity was appropriately distributed to the shareholders of Pernix in a spin off as permitted under GAAP. While the start-up capital may have originated within Pernix, it is important to consider:

a.	Macoven was a consolidated subsidiary at the time of the funding.

b.	Pernix was a closely held (5 shareholders) private entity at the time of the deconsolidation and until March 9, 2010.

c.
The distribution of the 60% equity in Macoven to the shareholders became the capital by the members.  There were not obligations, implicit or otherwise, for the members to reimburse Pernix. As previously discussed, the members had represented their understanding and willingness to absorb the losses, if any, from Macoven and, further, they had the financial ability.

d.
The spin-off of Macoven was done in anticipation of and pursuant to negotiations with GTA in accordance with the business strategy at the time of the negotiations. Macoven was not designed for the express purposes of transferring risk to nor was the spin off executed in contemplation of transferring risk. Macoven was spun-off on July 9, 2009 prior to the closing of the merger with GTA on March  9, 2010.

e.
Macoven was designed to sell generic drugs to unrelated third parties.  It was not designed specifically to exclusively sell Pernix derived drugs. In addition, the sales of generics are typically  generated by specific efforts of trade services representatives to the wholesalers.  Further,  sales of generics are typically driven by price to value in a very competitive market that is much more bifurcated than the brand market; therefore, an officer of Pernix cannot directly impact the sale of one generic over another generic. There is value to having more than one product in a company’s portfolio even if the net proceeds to the company are zero or nominal in that a company is able to offer more than one product to its customers and also potentially have pricing leverage with suppliers.

f.
As discussed in our previous correspondence, at the time of the deconsolidation, Macoven had three collaboration agreements with unrelated third parties in place, two of which began to generate revenue in April 2009.

4.
Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

a.
We do not believe this paragraph is applicable. While the start-up capital of Macoven resulted from the invested capital in Macoven at the time it was a subsidiary of Pernix, there have been no further distributions, loans, guarantees or other forms of financing to Macoven or the members of Macoven from Pernix for any of the reporting periods. The distribution of the equity in Macoven to the shareholders became the capital by the members.  There were not obligations, implicit or otherwise, for the members to reimburse Pernix. As previously discussed, the members had represented their understanding and willingness to absorb the losses, if any, from Macoven and, further, they had the financial ability.  Macoven has not received any funding from bank debt or the Macoven members and has operated on cash flow from operations; therefore, we believe the equity at risk was sufficient.

Response to bullet two inquiry above:

b.  As a group the holders of the equity investment at risk lack any one of the following three characteristics 7 of a controlling financial interest:
(1)  The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

We do not believe that the members of Macoven lack the direct or indirect ability to make decisions regarding the entity’s activities through voting or similar rights.  As members of Macoven, they were entitled to voting power equal to their percentage membership interest in the entity on all matters submitted to a vote of members.

With respect to the development agreement with Pernix, Pernix has control over the commercialization and promotion of Pernix authorized generics which is essentially to ensure that the product data is accurate and that the product is promoted pursuant to the products’ guidelines to ensure compliance with applicable standards.  This is not an atypical requirement in a collaboration agreement.  The agreement further states that Macoven is responsible for the distribution and marketing of any products developed under the agreement which means that Macoven is in control of the effectiveness and success of its marketing strategies related to these products and the distribution channels it elects to pursue for the Pernix authorized generics.

Given the operational control placed in the hands of Messrs. Venters and McMahon, the fact that the members of Macoven retained voting power on all matters submitted to members at all times and the fact the development agreement accounted for only a portion of Macoven’s aggregate activities, we believe the members of Macoven have the direct or indirect ability through voting rights or similar rights to make decisions about Macoven’s activities that have a significant effect on the success of Macoven.

As discussed in our previous correspondence, as a group the holders of the investment equity at risk have the obligation to absorb any losses of Macoven and the right to receive any net income of Macoven. With respect to the sales revenue that can be recognized under the agreement, there is essentially a limit to the sales revenue that Pernix would receive due to the fact that the agreement may be terminated by Macoven following the initial 18-month term (January 27, 2011) with 90-day notice.  We believe the termination rights afforded Macoven gave the entity significant leverage in its ability to renegotiate the terms of the agreement with Pernix.  In fact, the parties initially entered into an agreement essentially providing for an 18-month term as it was believed this would be enough time for Pernix to recoup its development fee, after which time the parties would amend their arrangement.

Additionally, there are other reasons to enter into collaboration arrangements outside of the profit share which include the benefits of portfolio expansion as well as credibility and potential for pricing leverage among wholesalers, manufacturers and developers of having certain product brands in a product portfolio.   For example, in October 2009, Pernix entered into a collaboration agreement in the ordinary course of business with an unrelated third party pursuant to which it markets certain of this party’s products and remits 100% of these net proceeds to this party, similar to the Macoven agreement.

(2)  The obligation to absorb the expected losses of the entity. 9 The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

(3)  The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. 10

As discussed in our previous correspondence, as a group the holders of the investment equity at risk have the right to receive the net income of Macoven.

Response to bullet three inquiry above:

c.  The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. 11 For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

We believe that the voting rights of Macoven’s members at the time of the deconsolidation were proportional to their rights to receive the expected residual returns of Macoven due to the fact that Macoven had several sources of revenue at the time of the deconsolidation, not just the net proceeds under the Pernix agreement.  There was no agreement between Pernix and Macoven at the time of the deconsolidation.  The development agreement between the parties was executed on July 29, 2009.  The expectation was that there would be no revenue to Macoven and no cost to Pernix (net basis) during the initial term of the agreement  (i.e., no residual benefit or obligation from the agreement).  Although the direct residual returns to the Macoven members specific to the Pernix agreement were expected to be essentially zero during the initial term, Macoven had other revenue sources which Macoven’s members believed would be indirectly increased as a result of the Pernix agreement, Pernix did not hold any voting rights in Macoven, and there were other benefits that accrued to Macoven as a developing company in having Pernix authorized generics in its product portfolio. While we acknowledge that the terms of the agreement were not defined in a manner to provide detailed clarity to the business application of the agreement, both of the entities were small privately held companies at the time.  The payments made pursuant to the agreement were to represent the net proceeds after COGS and allowances for returns, discounts, rebates, chargebacks and shipping costs.  We do not believe that this agreement should be considered a variable interest as Macoven had three other contracts at the time of the deconsolidation, two of which generated aggregate net revenue of $732,000 in 2010 paid to Macoven.  These payments were net of the profit split retained by the contracted third party. The total gross revenue realized by Macoven for the Pernix related products that were sold pursuant to the development agreement was approximately $192,847 for the year ended December 31, 2010.  As discussed above, there are other reasons to enter into collaboration arrangements outside of the profit share which include the benefits of portfolio expansion as well as credibility and potential for pricing leverage among wholesalers, manufacturers and developers.

In conclusion, we believe, based on all the facts and circumstances considered at the time of the deconsolidation and upon reanalysis, that Macoven is not a variable interest entity and should not be consolidated with Pernix subsequent to July 13, 2009.  Macoven was reacquired on September 8, 2010, after the board determined that for competitive purposes Pernix should either form a generic subsidiary or acquire an existing generic company to better position itself in the industry.  All balances have been consolidated with Pernix since the date of the reacquisition.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Tracy S. Clifford

Tracy S. Clifford
Chief Financial Officer